Exhibit 99.2

Item 7 from Waitlist’s Organizational Meeting

AGENT FOR SERVICE OF PROCESS IN STATE OF WASHINGTON

RESOLVED, that Waitlist’s initial agent for service of process in the State of Washington, and such person’s address, shall be as follows:

Corporation Service Company

6500 Harbour Heights Parkway, Suite 400, Mukilteo, WA 98275

(800) 927-9800